Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended September 30,
	Basic		Diluted (a)
	2014	2013	2014	2013
Average number of common shares outstanding	59,817	58,777	59,817	58,777
Average common shares due to assumed conversion of stock options	—	—	1,983	—
Total shares	59,817	58,777	61,800	58,777

Income (loss) from continuing operations	$7,719	$(47,142)	$7,719	$(47,172)
Income (loss) from discontinued operations, net of income taxes	4,771	(133,275)	4,771	(133,275)
Net income (loss)	$12,490	$(180,417)	$12,490	$(180,447)

Per share data:
Income (loss) from continuing operations	$0.13	$(0.80)	$0.13	$(0.80)
Income (loss) from discontinued operations, net of income taxes	0.08	(2.27)	0.08	(2.27)
Net income (loss) per share	$0.21	$(3.07)	$0.21	$(3.07)

	For the nine months ended September 30,
	Basic		Diluted (a)
	2014	2013	2014	2013
Average number of common shares outstanding	59,560	58,548	59,560	58,548
Average common shares due to assumed conversion of stock options	—	—	1,933	—
Total shares	59,560	58,548	61,493	58,548

Income (loss) from continuing operations	$24,147	$(142,028)	$24,147	$(142,028)
Income (loss) from discontinued operations, net of income taxes	5,096	(128,887)	5,096	(128,887)
Net income (loss)	$29,243	$(270,915)	$29,243	$(270,915)

Per share data:
Income (loss) from continuing operations	$0.41	$(2.43)	$0.39	$(2.43)
Income (loss) from discontinued operations, net of income taxes	0.09	(2.20)	0.08	(2.20)
Net income (loss) per share	$0.50	$(4.63)	$0.47	$(4.63)

(a)    When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.